FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui invests US$ 30 million in Brightstar’s subsidiary for Southeast Asian Operation

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 8, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director Senior Executive Managing Officer Chief Financial Officer

March 8, 2007

For immediate release:

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui invests US$ 30 million in Brightstar’s subsidiary for Southeast Asian Operation

Mitsui & Co., Ltd. (Mitsui) announced today that it has made a US$30 Million investment in Brightstar Logistics Pte. Ltd. (the Company), a Singapore company wholly-owned by Brightstar Corp. (Brightstar), the worldwide leading wireless device distribution and supply chain solutions company, serving manufacturers, operators and retailers.

The Company has been conducting operations in Southeast Asia as regional headquarters for Brightstar. After this transaction, Mitsui will consolidate the Company’s accounts with its own, using the equity method. The Company will provide services including strategic product sourcing, customization, fulfillment, inventory management, point of sale and retail management. Operational territory of the Company includes Singapore, Philippines and Malaysia, with plans to expand into Vietnam, Thailand and others in the coming months.

Mitsui and Brightstar have been jointly evaluating opportunities in the fast-growing market since Mitsui’s first investment in Brightstar in August, 2004. As the first result of this joint evaluation, Mitsui invested in Brightstar Logistics Pty. Ltd., a subsidiary of Brightstar, incorporated in Australia, in November, 2005. Later, in June, 2006, Mitsui made an additional US$ 50 million investment in Brightstar to strengthen the relationship between Brightstar and Mitsui and enhance joint business development.

Mitsui considers Brightstar a strategic partner which has expertise in mobile related outsourcing business. Mitsui seeks to further expand the business in the Asia-Pacific market by strengthening its business collaboration and strategic alliance with Brightstar.

Outline of Brightstar Corp.
Name of the Company	Brightstar Corp.
President & C.E.O	Marcelo Claure
Address of Headquarter	2010 N.W. 84th Avenue Miami, Florida 33122
Founded	1997
Business Activities	The worldwide leading wireless distribution and supply chain solution company

Contact:

For further information, please contact:
Mitsui & Co., Ltd.	Mitsui & Co., Ltd.
Investor Relation Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7562
Facsimile : +81-3-3285-9819	Facsimile : +81-3-3285-9819
E-mail: infoTKADZ@mitsui.com

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.